EXHIBIT (a)(9)


Company Press Release

SOURCE:  Hollywood Entertainment Corporation


                       HOLLYWOOD ENTERTAINMENT CORPORATION
                            TENDER SOLICITATION FEES



Portland, Ore., Jan. 7/PRNewswire/ -- Hollywood Entertainment Corporation (Nasdaq: HLYW), dba Hollywood Video (the "Company"), a chain of 837 corporate-owned video rental superstores operating in 39 states as of November 30, 1997, confirmed today that Georgeson & Company Inc., which is acting as Information Agent for the Company's self-tender offer commenced on December 23, 1997, is the only party that will be paid fees or commissions by the Company in connection with the solicitation of tenders of shares of the Company's Common Stock. The Company has indicated that it will not pay any fees or commissions to any broker or dealer or other person (other than Georgeson & Company Inc.) in connection with the solicitation of such shares.